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                          October 27, 2020

       Scott Montross
       President and Chief Executive Officer
       NORTHWEST PIPE CO
       201 NE Park Plaza Drive, Suite 100
       Vancouver, Washington 98684

                                                        Re: NORTHWEST PIPE CO
                                                            Registration
Statement on Form S-3
                                                            Filed October 23,
2020
                                                            File No. 333-249637

       Dear Mr. Montross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Gregory Struxness